

**Talar, Inc.**
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

# Table of Contents





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

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# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Talar, Inc. Management

We have reviewed the accompanying financial statements of Talar, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 18, 2024

**TALAR, INC.**
**STATEMENTS OF FINANCIAL POSITION**

| | As of December 31, | |
|---|---|---|
| | **2023** | **2022** |
| ASSETS | | |
| *Current Asset:* | | |
| Cash and Cash Equivalents | 166,558 | 796,571 |
| *Total Current Asset* | 166,558 | 796,571 |
| *Non-Current Assets:* | | |
| Fixed Assets | 13,719 | 20,793 |
| Other Non-Current Asset | 4,167 | 4,166 |
| *Total Non-Current Assets* | 17,886 | 24,959 |
| TOTAL ASSETS | **184,444** | **821,530** |
| | | |
| LIABILITIES AND EQUITY | | |
| *Current Liabilities:* | | |
| Accounts Payable | 152,375 | 152,375 |
| Credit Card Payable | 22,460 | 11,463 |
| *Total Current Liabilities* | 174,835 | 163,838 |
| *Non-Current Liability:* | | |
| SAFE Payable | 8,740,172 | 7,986,538 |
| *Total Non-Current Liability* | 8,740,172 | 7,986,538 |
| *TOTAL LIABILITIES* | 8,915,007 | 8,150,376 |
| EQUITY | | |
| Common Stock | 81 | 80 |
| Additional Paid In Capital | 59 | 59 |
| Retained Earnings | (8,730,703) | (7,328,985) |
| *TOTAL EQUITY* | (8,730,563) | (7,328,846) |
| TOTAL LIABILITIES AND EQUITY | **184,444** | **821,530** |

See Accompanying Notes to these Unaudited Financial Statements

**TALAR, INC.**
**STATEMENTS OF OPERATIONS**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Revenue** | **840,904** | **262,858** |
| Cost of Goods Sold | 18,922 | 177,370 |
| **Gross Profit** | **821,982** | **85,488** |
| **Operating Expenses** | | |
| Advertising and Marketing Expense | 601,971 | 312,536 |
| Payroll Expense | 1,273,641 | 1,571,126 |
| Professional Fees | 45,281 | 91,713 |
| Software Expense | 138,801 | 84,071 |
| Office Expense | 119,345 | 104,326 |
| Rent Expense | 6,433 | 39,480 |
| General and Administrative Expense | 38,031 | 78,273 |
| Selling and Distribution Expense | - | 123,738 |
| *Total Operating Expenses* | **2,223,503** | **2,405,263** |
| *Total Loss from Operations* | **(1,401,521)** | **(2,319,775)** |
| *Other Income (Expense)* | | |
| Other Income | - | 15,627 |
| Interest Income | 8,496 | 1,682 |
| *Total Other Income* | **(8,496)** | **17,309** |
| **Earnings Before Income Taxes, Depreciation, and Amortization** | **(1,393,025)** | **(2,302,466)** |
| Depreciation Expense | 8,692 | 8,789 |
| *Net Loss* | **(1,401,717)** | **(2,311,255)** |

See Accompanying Notes to these Unaudited Financial Statements

## TALAR, INC.
## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Additional Paid-in | Retained Earnings | Total Shareholder's |
|---|---|---|---|---|---|
| | # of Shares | $ Amount | Capital | (Deficit) | Equity |
| Beginning balance at 1/1/22 | 8,065,625 | 80 | 59 | (5,017,730) | (5,017,591) |
| Issuance of Common Stock | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - |
| Net loss | - | - | - | (2,311,255) | (2,311,255) |
| Ending balance at 12/31/22 | 8,065,625 | 80 | 59 | (7,328,985) | (7,328,846) |
| Issuance of Common Stock | 46,875 | 1 | - | - | 1 |
| Additional Paid in Capital | - | - | - | - | - |
| Net loss | - | - | - | (1,401,718) | (1,401,718) |
| **Ending balance at 12/31/23** | **8,112,500** | **81** | **59** | **(8,730,703)** | **(8,730,563)** |

See Accompanying Notes to these Unaudited Financial Statements

## TALAR, INC.
## STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Loss | (1,401,717) | (2,311,255) |
| Adjustments to reconcile Net Loss to Net Cash provided by operations: | | |
| Depreciation Expense | 8,692 | 8,789 |
| *(Increase) Decrease in Assets:* | | |
| Accounts Receivables | - | 2,952 |
| Inventory | - | 49,232 |
| Other Non Current Asset | (1) | (1) |
| *Increase (Decrease) in Liabilities:* | | |
| Credit Card Payable | 10,996 | (52,022) |
| *Total Adjustments to reconcile Net Loss to Net Cash provided by operations* | 19,687 | 8,950 |
| *Net Cash used in Operating Activities* | (1,382,030) | (2,302,305) |
| **CASH FLOWS FROM AN INVESTING ACTIVITY** | | |
| Purchased of Fixed Assets | (1,618) | (4,759) |
| *Net Cash used in an Investing Activity* | (1,618) | (4,759) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of SAFE | 753,634 | 350,000 |
| Issuance of Common Stock | 1 | - |
| *Net Cash provided by Financing Activities* | 753,635 | 350,000 |
| Cash at the beginning of period | 796,571 | 2,753,636 |
| Net Cash decrease for period | (630,013) | (1,957,064) |
| **Cash at end of period** | **166,558** | **796,571** |

See Accompanying Notes to these Unaudited Financial Statements

**Talar, Inc.**
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

**NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS**

Talar, Inc ("the Company") doing business as Jupiter Co. was formed in Delaware on May 24, 2019. The Company earns revenue by helping brands advertise through content posted by its recipe publisher network, and through its AI-powered recipe shopping technology that offers viewers the ability to shop for recipe ingredients. The Company's headquarters is in San Francisco, California. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks
The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation
The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions
In preparing these unaudited financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>
FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $166,558 and $796,571 in cash as of December 31, 2023 and December 31, 2022, respectively.

<u>Property and Equipment</u>
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

| Property Type | Useful Life in Years | 2023 | 2022 |
|---|---|---|---|
| Computer Equipment | 5 | 19,509 | 19,088 |
| Office Equipment | 5 | 28,046 | 26,428 |
| Less : Accumulated Depreciation | | (33,836) | (24,723) |
| Totals | | 13,719 | 20,793 |

<u>Revenue Recognition</u>
The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates mainly its revenue from partnership with food brands to promote their products and commission on orders with partnered food brands from grocery platforms. The Company's payments are usually collected 50% up front and the remaining 50% is collected in a six-month later, in accordance with the terms of its contracts. Management estimates that the unearned portion of the upfront collection was nominal thus no deferred revenue was recognized in the balance sheet. The performance obligation of the Company is to promote the products of the partnered food brands through collaboration with content creators and drive customer orders through the grocery platforms. Revenue is recognized at the time content creators have promoted the partnered food products and delivery of the customer orders.

Advertising Costs
Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense
These are costs incurred by the Company to compensate its employees. This includes salary, wages, payroll taxes and other benefits given to employees.

Software Expense
These are the amounts paid to third party providers for the license or gain access with their products that are used by the Company in its operations.

Office Expense
Expenses incurred are attributable to daily office operations. These are the supplies, utilities, subscriptions, meals and a range of expenses that are necessary in the office operations.

Equity-Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.   The fair market value in 2022 is at $.08 per share.

Below is a summary of Options Exercisable as of December 31, 2023 and December 31, 2022:

| | Total Options | Weighted Average Intrinsic Price | Weighted Average Intrinsic Value |
|---|---|---|---|
| Total options outstanding, January 1, 2022 | 348,254 | - | - |
| Granted | 1,067,875 | - | - |
| Exercised | - | - | - |
| Expired/canceled | (170,899) | - | - |
| Total options outstanding, December 31, 2022 | 1,245,230 | - | - |
| Granted | 6,086,860 | - | - |
| Exercised | - | - | - |
| Expired/canceled | (105,122) | - | - |
| Total options outstanding, December 31, 2023 | 7,226,968 | - | - |
| | | | |
| **Options exercisable, December 31, 2023** | **7,226,968** | - | - |

Below is a summary of Nonvested Options as of December 31, 2023 and December 31, 2022:

| | Nonvested Options | Weighted Average Fair Value |
|---|---|---|
| Nonvested options, January 1, 2022 | 461,397 | - |
| Granted | 1,067,875 | - |
| Vested | 343,121 | - |
| Forfeited | (170,899) | - |
| Nonvested options, December 31, 2022 | 1,701,494 | - |
| Granted | 6,086,860 | - |
| Vested | 815,345 | - |
| Forfeited | (105,122) | - |
| **Nonvested options, December 31, 2023** | **8,498,577** | - |

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

Accounts Payable - The accounts payable pertains to a payroll related expense that was long outstanding since 2019. The accounts payable balance as of December 31, 2023 and December 31, 2022 amounted to $152,375.

Credit Card Payable - The Company uses credit cards to pay for its operating expenses. As of December 31, 2023 and December 31, 2022, the Company's credit card has an outstanding balance of $22,460 and $11,463, respectively.

Simple Agreements for Future Equity (SAFE) - During the periods ended December 31, 2023 and 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event on a with or without a discount term. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M – 30M. The total SAFE payable to holders amounted to $8,740,172 and $7,986,538 as of December 31, 2023 and December 31, 2022, respectively.

**NOTE 6 – EQUITY**

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,112,500 and 8,065,625 shares were issued and outstanding as of December 31, 2023 and December 31, 2022, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 18, 2024, the date these financial statements were available to be issued.

On May 15, 2024, the Company obtained a loan from Stripe Capital amounting to $74,800 at a repayment rate of 30% and matures on November 13, 2025.  The total repayment is $89,086.

On August 9, 2024, the Company entered into a Merchant Cash Advance Agreement with Efficient Capital Labs, Inc. , where the Company obtained a cash advance amounting to $300,000 and used the Company receivables as collateral. The cash advance is to be paid in 12 months with a monthly payment of $27,875, totaling $334,500 in total repayment.